February 11, 2014

Via EDGAR

Attention: Ms. Svitlana Sweat, Division of Corporation Finance

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Triangle Petroleum Corporation

Form 10-K for Fiscal Year Ended January 31, 2013

Filed May 1, 2013

Form 10-Q for Fiscal Quarter Ended October 31, 2013

Filed December 9, 2013

File No. 0-31104

Dear Mr. Skinner:

This letter responds to the Staff of the Division of Corporate Finance of the U.S. Securities and Exchange Commission’s (the “Staff”) comment letter dated January 30, 2014 (“Comment Letter”), regarding Triangle Petroleum Corporation’s Form 10-K for the fiscal year ended January 31, 2013, filed May 1, 2013, and Form 10-Q for the fiscal quarter ended October 31, 2013, filed December 9, 2013 (File No. 0-31104).

Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”), and Rule 418 promulgated under the Securities Act of 1933, as amended (“Rule 418”), the supplemental materials referenced in response to the second comment below under the heading “Proved Undeveloped Reserves, page 38,” and a related cover letter, dated February 11, 2014 (collectively, the “Supplemental Materials”), have been provided on a confidential, supplemental basis only.  Pursuant to Rule 12b-4 and Rule 418, we hereby request that the Supplemental Materials be returned to us or destroyed by the Staff promptly following completion of the Staff’s review.  Return of these materials is consistent with the protection of investors as well as the provisions in the Freedom of Information Act (5 U.S.C. 552).  Upon being notified of the close of the Staff’s review, we will contact the Staff to obtain confirmation of the return or destruction of the Supplemental Materials.

Mr. Brad Skinner

Division of Corporation Finance

United States Securities and Exchange Commission

February 11, 2014

In accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”), we have also requested confidential treatment of the Supplemental Materials. We have submitted a copy of the confidential treatment request to the U.S. Securities and Exchange Commission’s Office of Freedom of Information and Privacy Act, pursuant to Rule 83.  In accordance with Rule 83, the Supplemental Materials have been clearly marked with the legend “FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83 by Triangle Petroleum Corporation.”

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Form 10-K for Fiscal Year Ended January 31, 2013

Properties, page 36

Proved Undeveloped Reserves, page 38

SEC Comment

1.                                        You present the January 31, 2013 (“FYE2013”) changes to your proved undeveloped reserves but it appears you have omitted the capital costs that you incurred in converting 362.9 MBOE from PUD to proved developed status. Please expand this disclosure to present these associated capital costs. You may refer to Item 1203(c) of Regulation S-K. Note that the incurred development costs presented on page 44 are not necessarily related only to conversion of previously disclosed PUD reserves.

Response

We acknowledge the Staff’s comments and the requirements of Item 1203(c) of Regulation S-K. During fiscal year 2013 (“FY2013”) we incurred approximately $11.3 million related to the conversion of 9 gross (1.2 net) wells (362.9 MBOE) from proved undeveloped (“PUD”) reserves to proved developed reserves, or 6.7% of our total oil and natural gas costs incurred in connection with our acquisition, exploration and development activities of approximately $168.8 million as disclosed on page 44, in Item 2 of Part I of our Annual Report on Form 10-K for FY2013 (our “FY2013 Form 10-K”).

Since the capital expenditures for PUD conversion are less than 10% of our overall oil and natural gas costs incurred in connection with our acquisition, exploration and development activities, we do not consider them to be material. We also consider the amount to be reasonable and customary for the development of 1.2 net wells (approximately $9.4 million per 1.0 net well)

Mr. Brad Skinner

Division of Corporation Finance

United States Securities and Exchange Commission

February 11, 2014

to the Bakken or Three Forks formations in North Dakota and approximating the estimated future development costs per 1.0 net well at 1/31/12 and 1/31/13 derived from disclosures on pages 105 and 107 of our FY2013 Form 10-K (repeated or referenced on page 38). We do not consider the $11.3 million disclosure to be material to an understanding of our overall assets and operations.

In future filings, we will expand our disclosure to include a discussion of capital costs incurred in converting PUD reserves to proved developed status and will provide disclosure similar to the following, which relates to the changes in our proved undeveloped reserves for the year ended January 31, 2013.

Proved Undeveloped Reserves

At January 31, 2013, we had proved undeveloped oil and natural gas reserves of 8,667.0 Mboe, which represents 59% of our total proved reserves as compared to 905.2 Mboe, which represented 61% of our total proved reserves at January 31, 2012. In connection with our drilling and completion program, we incurred approximately $11.3 million related to the conversion of 362.9 Mboe (9 gross wells, 1.2 net wells) of proved undeveloped reserves to proved developed reserves.

Changes in our proved undeveloped reserves are summarized in the following table:

	Mboe	Gross wells	Net wells
At January 31, 2012	904.5	17	2.6
Became developed reserves in fiscal year 2013	(362.9)	(9)	(1.2)
Traded for net acres in other drill spacing units	(256.3)	(5)	(0.7)
Negative revisions	(35.6)	(1)	(0.1)
Positive revisions	101.4	0	0.0
Acquisition of additional interests in PUD locations	171.7	0	0.3
Additional proved undeveloped locations	8,144.2	57	18.9
At January 31, 2013	8,667.0	59	19.8

SEC Comment

2.                                        We note the 9 gross (1.2 net) development wells that converted 363 MBOE from PUD to proved developed status. In addition, you have presented — page 33 of Form 10-Q for the period ending October 31, 2013 - a 150% increase in proved developed reserves (to 14.9 MMBOE) and a 168% increase in net productive wells (from 16 to 42.9 = 26.9). Please furnish to us, in usable spread sheet format, the gross (8/8) Estimated Ultimate Recovery (“EUR”) as estimated @ FYE2012 (pre-drill) and @ FYE2013 (post-drill) for each of the nine wells presented on page 38. For the gross wells included in the 26.9 net wells (per Form 10-Q) that were drilled on PUD locations, please present the EUR @

Mr. Brad Skinner

Division of Corporation Finance

United States Securities and Exchange Commission

February 11, 2014

FYE2013 (pre-drill) and the EUR @ October 31, 2013 (post-drill). Please present the figures for oil and gas reserves as well as the equivalent barrel figures.

Response

We acknowledge the Staff’s comment, and we have separately furnished to Mr. Ronald M. Winfrey the Supplemental Materials.

Notes to Consolidated Financial Statements

Note 22 — Unaudited Supplemental Oil and Natural Gas Disclosures, page 102

Standardized Measure of Discounted Future Net Cash Flow, page 106

SEC Comment

1.                                        Disclosure on page 106 of your filing indicates that your standardized measure of discounted future net cash flows as of January 31, 2013 was approximately $211.4 million compared to net capitalized oil and gas assets subject to depreciation of approximately $202.5 million. Please provide us with a summary, by cost center, of your ceiling test calculation as of January 31, 2013. Where applicable, please reconcile amounts used in the calculation to your balance sheet or standardized measure, as appropriate.

Response

Please refer to the table below for a summary, by cost center, of our ceiling test calculation as of January 31, 2013.

	US	Canada(1)
	(in thousands)
Cost center ceiling	$319,424	$—
Capitalized costs, less accumulated amortization and related deferred income taxes(2)	$297,035	$—
Excess of limitation on capitalized costs	$22,389	$—

Note 1 — Our Canadian oil and natural gas assets were fully impaired in fiscal year 2012 (“FY2012”) and have a $0 book value; therefore, no ceiling test is performed and there is no further impairment to record.

Note 2 — There is no income tax effect on our cost center ceiling. In determining that there is no income tax effect on our cost center ceiling, we used the allowable “shortcut” method in Staff Accounting Bulletin Topic 12.D.1, which resulted in a taxable loss of approximately $40.0 million. Since net deferred tax assets have a full valuation allowance at FYE2013, we viewed the “related deferred income taxes” as $0 for determining the approximately $297.0 million of capitalized costs net of accumulated amortization and related deferred income taxes.

Mr. Brad Skinner

Division of Corporation Finance

United States Securities and Exchange Commission

February 11, 2014

We acknowledge the Staff’s comment and note the following reconciling items when comparing Triangle’s standardized measure of discounted future net cash flows of approximately $211.4 million as disclosed on page 107 of our FY2013 Form 10-K to the $319.4 million cost center ceiling used in the ceiling test calculation (limitation on capitalized costs):

a.                                      Approximately $94.5 million of unproved property costs, as disclosed in our Consolidated Balance Sheet in our FY2013 Form 10-K on page 69, are a component of our $297.0 million net carrying value of oil and natural gas properties and are to be included in the approximately $319.4 million cost center ceiling;

b.                                      Approximately $13.5 million present value of the change in income taxes should be added back to the standardized measure of discounted future net cash flows. We calculate the projected income tax effect using the “year-by-year” method for purposes of the supplemental oil and natural gas disclosures and the “short-cut” method for the ceiling test calculation, as disclosed in our FY2013 Form 10-K on page 107.

The approximately $94.5 million of unproved property costs represents the only difference when comparing Triangle’s net carrying value of U.S. oil and natural gas properties subject to depreciation of approximately $202.5 million, as derived from our disclosures in the “Notes to Consolidated Financial Statements —Note 5 — Property and Equipment” on page 83 of our FY2013 Form 10-K, to the capitalized cost value of approximately $297.0 million used in our U.S. full cost ceiling calculation.

Form 10-Q for Fiscal Quarter Ended October 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity and Capital Resources, page 47

SEC Comment

2.                                        We note the disclosure in your filing states that you are dependent on anticipated cash flows from operations along with borrowings on your credit facility to fund your capital expenditures budget along with obligations under your convertible note and other contractual commitments. In addition, you disclose that cash flows from operations are expected to continue to increase commensurate with your anticipated increase in sales volumes and wells drilled. However, it appears that the difference between cash used in investing activities and cash provided by / used in operating activities grew during each of the last two fiscal years and the interim period ended October 31, 2013 which coincided

Mr. Brad Skinner

Division of Corporation Finance

United States Securities and Exchange Commission

February 11, 2014

with increases in oil and natural gas property expenditures. Please expand your disclosure to explain the impact of these apparent trends on your liquidity position and your future financial condition. Your revised disclosure should explain management’s expectations with regard to changes in capital expenditures over the foreseeable future and should detail the planned sources of cash that will be utilized to fund these capital expenditures. For example, address in greater detail the extent to which expected increases in cash flow from operations will fund capital expenditures compared to other sources of cash such as increased borrowings on your credit facility. Refer to Item 303(A) of Regulation S-K. For additional guidance, refer to Section IV of SEC Release No. 33-8350 regarding liquidity and capital resources.

Response

The following table represents the net difference of cash used in investing activities and cash provided by (used in) operations over the respective reporting periods.

	Nine months ended October 31, 2013	FY2013	FY2012
	(in thousands)
Cash used in investing activities	$(328,664)	$(179,712)	$(111,037)
Cash provided by (used in) operations	15,739	2,763	$(12,022)
Net difference of cash used in investing activities and cash provided by (used in) operations	$(312,925)	$(176,949)	$(123,059)

During our rapid growth phase over the past three years and as disclosed in our Annual Report on FY2012 Form 10-K/A (our “FY2012 Form 10-K/A”), our FY2013 Form 10-K and our Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2013 (our “Form 10-Q”), we have raised substantial equity and debt capital, purchased largely undeveloped acreage and explored and begun to successfully develop our acquired acreage. We believe the growing difference between cash used in investing activities and cash provided by (used in) operations is representative of the typical business cycle of high growth exploration and production (“E&P”) companies in the oil and natural gas industry, which is known to have a relatively long time span between initial investment and when cash flows or return is received on such investment. Thus far, we have invested substantially into leasehold acquisitions, exploration, drilling & completions, and infrastructure through our E&P subsidiary, our oilfield services subsidiary and our midstream infrastructure joint venture.

As disclosed in our FY2012 Form 10-K/A on page 63 our capital expenditures were primarily associated with acquiring leaseholds and exploration. Additionally in FY2013 and as disclosed in our FY2013 Form 10-K on pages 43 and 48, we began drilling and completion operations with one drilling rig as well as the start-up of RockPile Energy Services, LLC, our

Mr. Brad Skinner

Division of Corporation Finance

United States Securities and Exchange Commission

February 11, 2014

oilfield services subsidiary. During the first nine months of fiscal year 2014 and as disclosed in our Form 10-Q on page 38, our capital expenditures were primarily associated with operating three drilling rigs, continuing to grow the oilfield services business, and acquiring substantial leaseholds.

Over this time period, reserves, production, revenue, net income, and ultimately cash flows have grown.  We anticipate continued future growth in our cash flows from all of our subsidiary businesses. Similarly, as a result of the success of our E&P operations and in-kind growth in our E&P assets, our ability to access capital markets has increased. Sources for the increase in capital expenditures include cash from our public equity offering and our private placement equity offering (both occurring in August 2013), as discussed in our Form 10-Q on page 36, an increase in the borrowing base under the TUSA credit facility resulting from the addition of proved reserves, and expected cash flow from increases in our operated and non-operated development programs. While the proceeds from our private placement equity offering were raised opportunistically in conjunction with an acquisition, as discussed on page 17 of our Form 10-Q, such activity with respect to acquiring oil and natural gas properties is normal and customary for an oil and natural gas company.  Additionally, the anticipated increases in cash flows from increased development and availability under the TUSA credit facility are discussed under “Sources of Capital” on page 50 of our Form 10-Q.

Similar to other oil and natural gas companies, we increase our oil and natural gas reserves, proved and unproved, through acquisitions and greenfield development. This increase is anticipated to be funded in the foreseeable future primarily through our increased borrowing capacity under TUSA’s credit facility and from future cash flows from operations. Further, our borrowing base capacity under TUSA’s reserve-based credit facility is expected to increase over time as our drilling and development activities prove up additional reserves to collateralize the facility, which in turn provides additional borrowing capacity to fund future capital expenditures. Additionally, as disclosed in our Form 10-Q on page 48, we will from time to time offer debt or equity securities (or any combination thereof) in order to support our drilling and development activities and further our capital expansion of oil and natural gas properties.

The majority of our capital expenditures are discretionary and our activity levels, including our capital expenditures, are reassessed regularly and adjusted accordingly. As indicated on page 48 of our Form 10-Q under “Capital Requirements Outlook”, our development program is flexible and we may modify our drilling schedule in response to issues outside of our control, such as changing commodity prices or the oilfield services environment.

We respectfully submit that our disclosures in our Form 10-Q included all material details of the increases in our capital expenditures, trends related to these expenditures, and the sources of cash to fund the expenditures that we believe have had or are reasonably expected to have a material impact on our liquidity and capital expenditures. In future filings we will expand our

Mr. Brad Skinner

Division of Corporation Finance

United States Securities and Exchange Commission

February 11, 2014

disclosure regarding liquidity and capital resources pursuant to Item 303(A) of Regulation S-K to include the various sources for funding our capital expenditures.

* * * * * * * *

In connection with the above response to the Staff’s comment, Triangle acknowledges that:

•                              Triangle is responsible for the adequacy and accuracy of the disclosure in the filing;

•                              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              Triangle may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (303) 260-6042 or to Mr. Ryan McGee, our Interim General Counsel, at (303) 260-1680.

Sincerely,

By:	/s/ Justin Bliffen
Justin Bliffen
Chief Financial Officer

Cc:                             Ms. Sheri Pearce, KPMG LLP

Mr. Richard Aftanas, Skadden, Arps, Slate, Meagher & Flom LLP